03003416

03 JAN 30 AM 7:21

82-1173

SUPPL

winzen INTERNATIONAL INC.

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2002

(Unaudited)

dlw 2/3

FINANCIAL HIGHLIGHTS

	FOR THE SIX MONTHS ENDED SEPTEMBER 30		
	2002	2001	2000
Results from operations			
Assets	$ **20,867,378**	$25,035,621	$15,497,961
Total revenues	$ **6,730,581**	$ 1,496,076	$ 7,173,167
Cashflow from operations	$ **603,587**	$ 769,160	$ (577,157)


[IN THOUSANDS]
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Assets
Revenue
Cashflow

MANAGEMENT REPORTS OPERATING INCOME IN THE SECOND QUARTER OF $834,666.

Q2 ACHIEVEMENTS

- Winzen's operating income for six months ended September 30 decreased to $834,666, from $1,490,062 in the first quarter.
- Rental operations income decreased to $575,783 from $601,378 in the first quarter due to sales of rental units in the quarter.
- The Company sold and closed ten units in the *Manors of Everett* project and ten units in the *Grande Regency.*
- The Company continued marketing of *Sheldon Point*, the 68-unit townhouse project in Burlington. There were 52 sales at the time of this report, expected to close by the March 31st, 2003 year end.
- The Company closed the purchase of the Cambridge townhouse site in early September 2002 for $1.5 million.

CORPORATE PROFILE

Winzen International Inc. is a diversified real estate company focused on ownership and value enhancement of residential and commercial rental properties, as well as the development and construction of new homes in the Greater Toronto Area. The Company's objective is to realize superior financial returns for its shareholders by enhancing the value of its real estate and by making opportunistic investment in rental and development properties.

TO OUR SHAREHOLDERS

Dear Fellow Shareholders:

We are pleased to share with you Winzen's financial and operating results for the six months ended September 30, 2002, a quarter in which the Company closed ten sales in the *Grande Regency* and ten sales in the *Manors of Everett*. The outstanding sales in the two projects contributed to the solid operating results in the quarter. Construction continued on the *Sheldon Point* project in the quarter, increasing the amount of property held for development at the end of the period. The second quarter results maintain our pace for achieving our targets for the March 31, 2003 year end.

FINANCIAL RESULTS

Winzen continues to deliver a solid financial performance despite unsettled economic conditions.

For the six months ended September 30, 2002, cashflow from operations increased to $603,587, compared with $34,878 in 2001. The gain from operations for the three months ended September 30, 2002 was $834,336 compared to $3,394 in the prior year. The Company fully used tax loss carry forward amounts from prior years as of March 31, 2002, resulting in a current income tax provision of $204,544 at a 40% tax rate in the quarter.

OPERATIONS

Real Estate Sales

During the quarter, the Company had $2,716,012 in revenue from the sale of properties. Sales were divided equally between *The Manors of Everett* and the *Grande Regency*, each with ten units.

Ten closings occurred in *The Manors of Everett* in the second quarter, totaling $1,201,412 for the Company's 50% interest in the project. There were ten condominium sales in the *Grande Regency* in the amount of $1,514,600.

Property Development

There was $8.7 million in property development at the end of the quarter. The Company continues to build homes on an as-sold basis at *The Manors of Everett*. The Company also continues to sell higher priced homes in Everett that are targeted to a trade-up market to increase building profit. There are a further five sales in *The Manors of* Everett scheduled to close in the third quarter.

The *Sheldon Point by the Creek* townhouse development has been marketed since late November 2001. Construction is seventy percent complete on the site, with $6.4 million in total land, development and construction costs at the end of the quarter. One model home has been completed for sales purposes. As of the date of this report, 52 of the 68 units have been sold.

Winzen's residential development business continues to benefit from strong purchaser demand in 2002 driven by lower interest rates which have contributed to an unprecedented level of affordability for consumers.

Rental Properties

The Company held just under $10 million in rental properties at the end of September 30, 2002.

At *The Westway* property, gross revenues are up 5% in the quarter due to last year's rent increase, and the 3.9% rent increase allowed by legislation for the 2002 calendar year. The property continues to operate without vacancies and with an outstanding collection record.

The *Kennedy Road* gross rental income increased by 12% over the same period last year. The property continued to be fully rented during the quarter. At *837 Queenston Road* in Stoney Creek, there was one vacancy in the quarter, compared to three in the second quarter of last year.

A LOOK AHEAD

As we look to the balance of the year and beyond, we remain focused on developing and owning residential properties in the Greater Toronto Area. In July 2002, the Company signed an agreement to purchase a 75-single family home subdivision in Burlington directly north of its current *Sheldon Point* project for $6 million. The closing is expected in December upon completion of services by the vendor. The Company has obtained a building permit on the site for a model which it is now constructing. In October 2002, the Company submitted to the City of Cambridge a revised site plan for 73 townhouse units. Construction of both acquisitions is planned to start in the spring of 2003 based on successful marketing campaigns, which will begin in early 2003. In October 2002, the Company, together with its partner in the Everett project, acquired 33 serviced residential lots five minutes north of Everett. The Company will immediately build a model and will market the site in conjunction with the lots remaining at the current site. Given current market conditions, we will focus on the new acquisitions, which will significantly increase revenue from residential construction. Through disciplined asset and capital management, we are committed to increasing our return on capital and maintaining growth in cash flow per share.

Thank you for your continued support.

On behalf of management and the board,
November 26, 2002

Brian Zenkovich
Chief Executive Officer

Raymond Zenkovich
Chief Operating Officer

CONSOLIDATED BALANCE SHEET

As at		September 30 2002 [unaudited]		March 31 2002 [audited]
Assets				
Rental properties	$	**9,967,252**	$	11,738,725
Properties held for development and resale		**8,663,126**		3,311,468
Investment in St. Hubert properties		**414,659**		414,659
Cash		**620,652**		17,065
Marketable securities		**192,133**		631,064
Receivables and other assets		**1,009,556**		1,646,933
	$	**20,867,378**	$	17,759,914
Liabilities				
Property financing	$	**9,986,696**	$	12,296,043
Construction financing		**2,744,779**		188,774
Accounts payable and accrued liabilities		**1,829,819**		974,063
Loans payable		**489,442**		546,717
Future income taxes		**676,000**		676,000
Income taxes payable		**706,146**		6,146
	$	**16,432,882**	$	14,687,743
Shareholders' equity				
Share capital	$	**2,227,454**	$	2,227,454
Retained earnings		**2,207,042**		844,717
	$	**4,434,496**	$	3,072,171
	$	**20,867,378**	$	17,759,914

CONSOLIDATED STATEMENT OF EARNINGS

[UNAUDITED]
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30

		3 Months 2002		3 Months 2001		6 Months 2002		6 Months 2001
Revenue								
Real estate sales	$	**2,716,021**	$	-	$	**5,458,401**	$	115,250
Rental operations		**575,783**		650,132		**1,177,161**		1,281,750
Property management		**25,417**		26,133		**50,307**		60,731
Interest and other		**22,790**		16,781		**39,707**		38,345
Commission		**-**		-		**5,005**		-
	$	**3,340,011**	$	693,046	$	**6,730,581**	$	1,496,076
Expenses								
Cost of real estate sales	$	**1,857,708**	$	(2,384)	$	**3,118,055**	$	74,339
Rental operations		**383,139**		480,294		**829,056**		986,868
Administrative and general		**222,807**		179,106		**377,649**		327,373
Selling and operating		**41,479**		21,425		**73,257**		50,413
Other interest		**542**		11,211		**8,166**		30,906
	$	**2,505,675**	$	689,652	$	**4,406,183**	$	1,469,899
Operating income	$	**834,336**	$	3,394	$	**2,324,398**	$	26,177
Amortization of rental properties and other capital assets		**111,381**		1,381		**222,761**		122,761
Amortization of financing fee		**14,384**		14,385		**29,768**		32,768
Amortization of goodwill		**-**		13,250		**-**		26,500
Income before income taxes		**708,571**		(25,622)		**2,071,869**		(155,852)
Provision for large corporations tax		**4,000**		-		**9,000**		4,000
Provision for current income taxes		**200,544**				**700,544**		
Provision for future income taxes		**-**		(49,000)		**-**		
Provision for income taxes		**204,544**		(49,000)		**709,544**		4,000
Net income (loss)	$	**504,027**	$	23,378	$	**1,362,325**	$	(159,852)
Retained earnings,								
Beginning of period	$	**1,703,015**	$	219,496	$	**844,717**	$	402,726
End of period	$	**2,207,042**	$	242,874	$	**2,207,042**	$	242,874
Net income (loss) per share	$	**0.05**	$	0.00	$	**0.14**	$	(0.02)
Common shares outstanding		**9,644,100**		9,644,100		**9,644,100**		9,644,100

CONSOLIDATED STATEMENT OF CASH FLOW

[UNAUDITED]
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30

		3 Months 2002		3 Months 2001		6 Months 2002		6 Months 2001
Cash flow from operating activities								
Net income (loss)	$	**504,027**	$	(25,622)	$	**1,362,325**	$	(155,852)
Items not affecting cash:								
Depreciation and amortization		**125,765**		29,016		**252,529**		182,029
Funds from operations		**629,792**		3,394		**1,614,854**		26,177
Change in non-cash operating working capital items								
Accounts and mortgage receivable		**(11,547)**		(9,217)		**607,609**		256,178
Additions to properties held for development and resale		**(4,060,977)**		(3,621,920)		**(5,351,658)**		(5,679,561)
Accounts payable and accrued liabilities		**625,187**		113,812		**855,756**		486,805
Income taxes payable		**195,000**		(49,000)		**700,000**		4,000
Purchasers' receivable		**(150,532)**		(413,760)		**-**		-
		(3,402,869)		(3,980,085)		**(3,188,293)**		(4,932,578)
	$	**(2,773,077)**	$	(3,976,691)	$	**(1,573,439)**	$	(4,906,401)
Cash flow from investing activities								
Acquisition (disposition) in rental properties	$	**1,020,422**	$	1,792,285	$	**1,548,712**	$	(92,269)
Investment in marketable securities		**(25,369)**		-		**438,931**		25,209
	$	**995,053**	$	1,792,285	$	**1,987,643**	$	(67,060)
Cash flow from financing activities								
Mortgage proceeds	$	**(1,121,853)**	$	(52,364)	$	**(2,309,347)**	$	1,307,530
Bank financing (repayment)		**2,333,196**		1,458,409		**2,556,005**		3,760,167
Repayment in loans payable		**(48,950)**		(40,000)		**(57,275)**		(59,358)
	$	**1,162,393**	$	1,366,045	$	**189,383**	$	5,008,339
Increase (decrease) in cash during the period	$	**(615,631)**	$	(818,361)	$	**603,587**	$	34,878
Bank (indebtedness), beginning of period	$	**1,236,283**	$	123,648	$	**17,065**	$	(729,591)
Bank (indebtedness), end of period	$	**620,652**	$	(694,713)	$	**620,652**	$	(694,713)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2002

1 BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ["GAAP"] and Canadian Institute of Public Real Estate Companies ["CIPREC"] and are consistent with those used in the audited consolidated financial statements as at and for the year ended March 31, 2002.

2 SHARE CAPITAL

	September 30, 2002		March 31, 2002	
Common Shares outstanding	**Number**	**Amount**	Number	Amount
	9,644,100	**$2,227,454**	9,644,100	$2,227,454

3 EARNINGS PER SHARE CALCULATION

The earnings per share calculation as shown on the income statement is fully diluted as there are no options outstanding.

4 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation. The 2001 figures have been changed to include the tax provision.

CORPORATE INFORMATION

SHAREHOLDER INQUIRIES

Winzen welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations and financial results can be directed to Brian Zenkovich, Chief Executive Officer at (416) 253-5900 or via e-mail at winzen@winzen.on.ca.

Shareholder questions relating to address changes, stocks, transfers, registered shareholdings or lost certificates should be directed to the Company's Registrar and Transfer Agent.

Computershare Investor Services Inc.
Corporate Services Division
510 Burrard Street
Vancouver, BC V6C 3B9

Tel: (604) 661-9418
Fax: (604) 683-3694

COMMON STOCK INFORMATION

Symbol:	WZI
Stock Exchange:	The TSX Venture Exchange (TSX)
Fiscal Year End:	March 31

HEAD OFFICE

Winzen International Inc.
30 Algie Avenue
Toronto, Ontario
M8Z 5J8

Tel:	(416) 253-5900
Fax:	(416) 253-1102
E-mail:	winzen@winzen.on.ca
Website:	www.winzen.on.ca

winzen